SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on purchase of treasury stock through ToSTNeT-2 (Tuesday, December 6, 2005)

2.	Results of purchase of treasury stock through ToSTNeT-2 (Wednesday, December 7, 2005)

3.	Notice on results of the purchasing program of treasury stock (Friday, December 16, 2005)

4.	Notice on purchase of shares on market (Friday, December 16, 2005)

5.	Notice on the Company’s actions for the health hazard of asbestos near the former Kanzaki plant (Monday, December 26, 2005)

December 6, 2005

To whom it may concern

KUBOTA CORPORATION 2-47, Shikitsu-higashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Contact: IR Group Finance & Accounting Department Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on December 7, 2005 to be executed at today’s closing price of ¥954. (No change shall be made in trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased	Shares of common stock of Kubota Corporation

(2) Number of shares to be purchased	5,460,000 shares

    (Notes)

1)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

2)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on December 7, 2005.

(Reference)

1)	Details of the resolution at the Board of Directors’ Meeting held on September 16, 2005.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥7.5 billion
	Term of validity:	From September 20, 2005 to December 15, 2005

2)	Total number of treasury stock and total amount of treasury stock purchased under the resolution made at the Board of Directors’ Meeting held on September 16, 2005.

	Total number of treasury stock purchased	3,027,000 shares
	Total amount of treasury stock purchased	¥2,290,272,000

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

December 7, 2005

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (December 6, 2005).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	5,060,000 shares

3. Price:	¥954 (Total amount of purchase: ¥4,827,240,000)

4. Date of purchase:	December 7, 2005 (Wednesday)

5. Method of purchase:	Purchase on the market at ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

1)	Details of resolution at the Board of Directors’ Meeting held on September 16, 2005.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥7.5 billion
	Term of validity:	From September 20, 2005 to December 15, 2005

2)	Total number of treasury stock and total amount of treasury stock purchased under the resolution made at the Board of Directors’ Meeting held on September 16, 2005

	Total number of treasury stock purchased	8,087,000 shares
	Total amount of treasury stock purchased	¥7,117,512,000

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

December 16, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on results of the purchasing program of treasury stock

Please be advised that the purchasing program of treasury stock established at the Board of Directors’ Meeting on September 16, 2005 pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code has expired, and the results are as follows.

1. Results of purchase of treasury stock

(1) Term of purchase:	From September 20, 2005 to December 15, 2005

(2) Total number of shares purchased:	8,087,000 shares (0.6% of the total number of shares issued)

(3) Total amount of shares purchased:	¥7,117,512,000

(4) Method of purchase:	Purchase on the market at Tokyo Stock Exchange

(Reference)

Details of the resolution at the Board of Directors’ Meeting held on September 16, 2005.

Type of shares to be purchased:	Shares of common stock of Kubota Corporation
Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total number of shares issued)
Amount of shares to be purchased:	Not exceeding ¥7.5 billion
Term of validity:	From September 20, 2005 to December 15, 2005

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

December 16, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of shares on market

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on December 16, 2005 that the Company would execute purchase of its shares on market, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

1. Purpose for the purchase of shares

The Company will purchase shares of treasury stock in order to create more value per share, as a part of returning profit to shareholders.

2. Details of purchase of shares

1) Type of shares to be purchased:	Shares of common stock of the Company
2) Number of shares to be purchased:	Not exceeding 10.0 million shares
(0.8 % of total number of shares issued)
3) Amount of shares to be purchased:	Not exceeding ¥10.5 billion
4) Term of validity:	From December 19, 2005 to March 22, 2006

(Reference)

The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of December 15, 2005

Total number of shares issued except treasury stock:	1,309,082,180 shares
The number of treasury stock:	8,087,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

December 26, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the Company’s actions for the health hazard of asbestos near the former Kanzaki plant

Kubota Corporation (hereinafter “the Company”) attended the meeting of “the Association of patients suffering from mesothelioma and asbestos-related disease and their families” (hereinafter “the Association”) on December 25, 2005 and explained to patients and their families about the Company’s policy for the asbestos-related health hazard of residents near the former Kanzaki Plant. At the meeting, the Company expressed that the Company intended to consider further actions in place of current consolation payment system.

The Company announced this matter in response to the needs and aspirations of patients, their families and their private support groups, though the Diet is yet to approve the draft of the law for the relief of patients suffering from asbestos-related diseases (hereinafter “New Asbestos Law”).

1. The Company’s viewpoint of this matter

(1)	About the causal relationship between handling asbestos at the former Kanzaki Plant and the asbestos-related disease of residents near the plant

The Company has not found a reasonable ground yet that handling asbestos in the former Kanzaki Plant has caused the health hazard of patients to whom the Company already paid consolation payments.

However, the Company cannot deny that asbestos might have been emitted from the former Kanzaki Plant and might have troubled the residents near the plant.

The Company expressed apology and sympathy for the patients, their families and the deceased persons at the meeting of the Association because the Company gravely accepted the fact that some residents near the plant suffering from asbestos-related disease and feels moral obligation as one of manufacturers that once made asbestos-containing products.

(2)	Background to consider further actions

In June 2005, the Company established the consolation payment system for the asbestos-related patients and the family members of the deceased near the former Kanzaki plant. As of December 25, 2005, the Company paid consolation payments for 46 persons and heard about their actual situations and requests of those persons on occasion.

The Company concluded that it is necessary to consider further actions in order to respond to the requests from the patients and their families from the viewpoint of corporate social responsibility (CSR), while the Company maintained that the cause of the health hazard was not yet clarified.

2. Further Actions

The Company will consider starting medical support plans together with new supporting system in place of the current consolation payment system, which was mentioned at the meeting of the Association on December 25, 2005.

(1)	Consideration of new supporting system in place of the current consolation payment system

While continuing a discussion with the patients, their families and their private support group, the Company will establish the new supporting system, which intends to reduce the burden of patients and their families who are facing severe condition, before April 2006 in order to start the system along with approval of New Asbestos Law.

(2)	The medical support plans

The Company will proceed to consider and attempt to implement forms of medical support widely, such as establishment of fund for medical treatment and research, support for research for early diagnosis method and medical treatment in cooperation with medical institutions and creating donation chairs.

Unfortunately at present, proper method of diagnosis is not established yet and effective treatment and medicine are not developed, so patients cannot obtain early, proper and sufficient medical treatment.

The Company will consider the plan for the medical support to contribute to advance medical treatment and research for asbestos-related diseases as one of manufacturers that once made asbestos-containing products.

(Reference)

1.	Handling records of asbestos at the former Kanzaki plant

Plant (location)	Products that contained asbestos	Period for handling	Type of asbestos
Former “Kanzaki” (Amagasaki) (Current “Hanshin Office”)	Asbestos-cement pipes, Building materials (roofing and siding materials)	1954-1975 1971-1995	Crocidolite, Chrysotile Chrysotile

2.	Current statistics about paying consolation payments or condolence payments as of December 25, 2005.

Number of people who have received consolation payments:	7

Number of people who have received condolence payments:	39

3.	Company’s correspondence since June 2005

(1) Disclosure

Date	Outline
June 29, 2005	Disclosed handling record of asbestos and asbestos-related health hazard of employees

July 15, 2005	Disclosed handling record of asbestos at the Marushima (Amagasaki) and the Shin-yodogawa plants (Osaka), branches of the former Kanzaki plant

July 25, 2005	Disclosed record of an employee who had worked at the former Amagasaki plant (current Amagasaki office of Hanshin plant) and died of mesothelioma and got acknowledgement to worker compensation.

August 12, 2005	Disclosed establishment of the consolation payment system for the asbestos-related patients and the family members of the deceased near the former Kanzaki plant

(2) Offering cooperation relating to actions for the asbestos-related health hazard to Amagasaki City

Date	Outline

August 17, 2005	The Company offered cooperation to Amagasaki City such as; 1. Checkups for the residents who live near the former Kanzaki plant

2. Education about the asbestos-related health hazard

3. Supporting researches regarding the asbestos-related health hazard

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: January 6, 2006	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department